Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax
Press Release
Randy Woelfel Steps Down as CEO and Board Member of NOVA Chemicals
Todd Karran CFO, Appointed Acting CEO of NOVA Chemicals
Calgary, Alberta (May 1, 2014) - NOVA Chemicals Corporation (NOVA Chemicals) today announced that Randy Woelfel has stepped down as CEO and Board Member and that Todd Karran has assumed the role of Acting CEO. The Board of Directors will begin a search for a permanent replacement immediately that will include both internal and external candidates.
“The Board of Directors and Mr. Woelfel felt that this was the time for Randy to move onto new challenges and to make a leadership change at NOVA Chemicals. IPIC is a proud owner with a long-term view for NOVA, which has made tremendous progress on its strategic goals since IPIC acquired NOVA and began to implement its transformational strategy. We are now focused on capitalizing on this success and driving NOVA forward for growth,” stated His Excellency Khadem Abdulla Al Qubaisi, NOVA Chemicals Chairman and IPIC Managing Director. ”We are pleased to have Todd Karran step in as the Acting CEO. He is particularly well qualified to lead NOVA Chemicals through this transitional period. We would like to thank Mr. Woelfel for his significant contributions and wish him well in the future.”
“With the strategic guidance and ongoing support from IPIC’s ownership, the current NOVA Chemicals Management Board has executed the transformation of every dimension of NOVA Chemicals - creating a solid foundation to implement our desired growth. Moving forward, our focus and strategy remains the same. We will sustain the momentum we’ve built since we set out on our transformational journey five years ago, by operating our company in a safe and responsible manner, striving to achieve leadership in the markets we serve and continuing to deliver solid financial results,” stated NOVA Chemicals Acting CEO Todd Karran.
Mr. Karran’s nearly 30 years with NOVA Chemicals and his reputation with his colleagues make him an excellent choice for Acting CEO. He is currently the Company’s CFO and has held many leadership positions at the Company. The remaining members of the NOVA Management Board, Grant Thomson, President Feedstock and Olefins, Bill Greene, SVP Operations and Chris Bezaire, SVP Polyethylene Business, have nearly 90 years of combined industry experience and many years of leadership at NOVA Chemicals. They will continue to progress the Company’s successful business strategy and look forward to implementation of the full NOVA 2020 growth strategy.
About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.
Visit NOVA Chemicals on the Internet at www.novachemicals.com.

NOVA Chemicals will host its 2014 First Quarter Earnings Release and conference call on Thursday, May 1, 2014 at 11:30am ET.
Audio: (416) 695-7806 passcode # 4189070
Audio Replay: (905) 694-9451 passcode # 4189070 - available until Thursday, May 8, 2014
Webcast: www.novachemicals.com - Company - Financials & Investor Center - 2014 First Quarter Earnings Release
Media inquiries, please contact:
Pace Markowitz
Director, Communications
Tel: 412.490.4952
E-mail: pace.markowitz@novachem.com
is a registered trademark of NOVA Brands Ltd.; authorized use.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.
Forward Looking Statements: This news release contains forward-looking statements regarding the leadership change at NOVA Chemicals and IPIC’s desire to grow NOVA Chemicals. By their nature, forward-looking statements involve assumptions, known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on February 27, 2014 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. NOVA Chemicals' forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.